UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AVANTAIR, INC.

File No. 333-163152 - CF#24633

Avantair, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 17, 2009, as amended.

Based on representations by Avantair, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through December 31, 2013	Exhibit 10.16	through October 19, 2017
Exhibit 10.14	through December 31, 2013	Exhibit 10.17	through October 19, 2017
Exhibit 10.15	through December 31, 2013	Exhibit 10.18	through October 19, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda L. Ravitz
Branch Chief - Legal